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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          FOR THE MONTH OF MARCH, 2002.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



                  (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F       X      Form 40-F
                             -----------            ------------

                  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes                No        X
                       -----------        -----------

                  (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)


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                                 CNH GLOBAL N.V.


Form 6-K for the month of March, 2002

List of Exhibits:

1. Registrant's Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of February and Cumulative for 2 Months, 2002, And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of January 2002 Relative to Industry Results or Levels, Compared with Prior Year Periods.








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                                                                      [CNH LOGO]

                                 CNH Global N.V.
                                 ---------------

                Summary North American Retail Unit Sales Activity
              For Selected Agricultural and Construction Equipment,
       During the Month of February and Cumulative for 2 Months, 2002, And
 Indicators of North American Dealer Inventory Levels for Selected Agricultural
                      Equipment at the End of January 2002
    Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers (`AEM') and of the Canadian Farm and Industrial Equipment Institute (`CFIEI').

These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.'s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.'s dealer's inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market nor of CNH Global N.V.'s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.'s relative performance in that market.

Copies of the relevant Agricultural Flash report from AEM and CFIEI follow the table.

Page 2                           CNH Global N.V.          February N.A. Activity

                   SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY

                               TOTAL NORTH AMERICAN                             CNH RELATIVE PERFORMANCE
CATEGORY                             INDUSTRY                                         (ALL BRANDS)
RETAIL UNIT SALES:
MONTH OF FEB. 2002
Agricultural Tractors:
under 40 horsepower (2WD)            + 11.1%                               up moderately more than the industry
40 to 100 horsepower (2WD)           + 21.1%                                       up mid single digits
over 100 horsepower (2WD)             (20.4%)                                      up low double digits
4 wheel drive tractors                (25.1%)                            down significantly more than the industry
Total tractors                        + 8.2%                       up low double digits, slightly more than the industry

Combines                              + 8.4%                    up high double digits, significantly more than the industry

Loader/backhoes                       + 2.2%                              up significantly more than the industry
Skid Steer Loaders                    (12.6%)                             down moderately more than the industry
Total Heavy
Construction Equipment                (3.7%)                                       up low double digits

RETAIL UNIT SALES:
2 MONTHS, 2002
Agricultural Tractors:
under 40 horsepower (2WD)             + 10.4%                         up low double digits, in line with the industry
40 to 100 horsepower (2WD)            + 13.3%                                      up low single digits
over 100 horsepower (2WD)             (16.9%)                                              flat
4 wheel drive tractors                 (9.7%)                            down significantly more than the industry
Total tractors                        + 6.4%                                   up in line with the industry

Combines                              (27.2%)                 up moderate double digits, significantly more than the industry

Loader/backhoes                       + 5.1%                      up low double digits, moderately more than the industry
Skid Steer Loaders                    (12.4%)                             down moderately more than the industry
Total Heavy
Construction Equipment                (4.9%)                              down moderately more than the industry

DEALER INVENTORIES:
END OF JANUARY 2002
Agricultural Tractors:
under 40 horsepower (2WD)        5.9 months supply                            1 month less than the industry
40 to 100 horsepower (2WD)       5.1 months supply                            >1 month less than the industry
over 100 horsepower (2WD)        3.7 months supply                        about 1/2 month less than the industry
4 wheel drive tractors           2.2 months supply                        about 1/2 month more than the industry
Total tractors                   5.3 months supply                            >1 month less than the industry

Combines                         2.2 months supply                         about 1/2 month more than the industry

Dated: March 20, 2002
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                           FEBRUARY 2002 FLASH REPORT
                             U.S. UNIT RETAIL SALES
                        (Report released MARCH 12, 2002)

                                                                                       JANUARY 2002
                   FEBRUARY   FEBRUARY        %                                  %      U.S. FIELD
EQUIPMENT            2002       2001         CHG.   Y-T-D 2002  Y-T-D 2001      CHG.    INVENTORY*
---------            ----       ----         ----   ----------  ----------      ----    ----------
2 WHEEL DRIVE

Under 40 HP         4,337      3,907        11.00%     8,295      7,511        10.40%    45,171

40 & Under 100      3,341      2,710        23.30%     6,365      5,573        14.20%    23,088
HP
100 HP & Over       1,016      1,355       -25.00%     2,005      2,551       -21.40%     4,947

TOTAL               8,694      7,972         9.10%    16,665     15,635         6.60%    73,206

4 WHEEL DRIVE         173        220       -21.40%       387        454       -14.80%       644

TOTAL FARM          8,867      8,192         8.20%    17,052     16,089         6.00%    73,850
WHEEL
TRACTORS

COMBINES              309        289         6.90%       493        704       -30.00%     1,038
(SELF-
PROPELLED)

[Graphic data included at this point in the Flash Report has been omitted due to the inability of it being reproduced in the Edgarization process. Such data is available from the Equipment Manufacturers Institute.]

Published monthly, the AEM Agriculture Flash Report compares monthly data from the current and past year of the U.S. unit retail sales of two and four wheel drive tractors and self-propelled combines. Data shown on the report are estimates which are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. Data presented in the report represents most, but not all, of the manufacturers in each product category being sold at retail in the 50 states and the District of Columbia.



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Note: Ag Flash Report is updated every 15th of the month.


For further information, please contact Mary Matimore, AEM Statistical
Assistant.


                        Equipment Manufacturers Institute
                10 S. Riverside Plaza -- Chicago, IL 60606-3710
                    Phone: 312-321-1470 -- Fax: 312-321-1480
                               E-MAIL: emi@emi.org


Copyright(C) 2002 by the Equipment Manufacturers Institute. All rights reserved.


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                                  [CFIEI LOGO]

                           FEBRUARY 2002 FLASH REPORT

                      CANADA REPORT - RETAIL SALES IN UNITS
                        (Report released March 13, 2002)

The Canadian Farm & Industrial Equipment Institute, Burlington, Ontario today announced retail sales of farm tractors and combine harvesters in Canada for the month.

These data are based on unit sales reported by CFIEI member companies. This report includes most, but not all of the machines and implements sold in each of these categories. These data are subject to revision from time to time and caution should be maintained when using the data for any purpose.

                              FEBRUARY                        FEBRUARY                      JANUARY
                                                            YEAR-TO-DATE
                                                                                       2002        2001
                                                                                      CANADIAN   CANADIAN
                                                                                      (FIELD)     (FIELD)
EQUIPMENT             2002      2001      % CHG.      2002       2001      % CHG.    INVENTORY   INVENTORY
2 WHEEL TRACTORS
UNDER 40 HP            232       207       12.1%        466       427        9.1%      2,508        3,197
40& UNDER 100 HP       348       335        3.9%        720       678        6.2%      2,847        3,003
100 HP & OVER          174       140       24.3%        380       319       19.1%      1,311        1,413
TOTAL                  754       682       10.6%      1,566     1,424       10.0%      6,666        7,613

4 WD TRACTORS           12        27      -55.6%         68        50       36.0%         96          237

TOTAL FARM WHEEL
TRACTORS               766       709        8.0%      1,634     1,474       10.9%      6,762        7,850

COMBINES
(SELF-PROPELLED)        51        43       18.6%         86        91       -5.5%        300          411

                 CANADIAN FARM & INDUSTRIAL EQUIPMENT INSTITUTE
                      3350 South Service Road, Garden Level
                      Burlington, Ontario, Canada, L7N 3M6
                    Phone: 905-632-8483 * Fax: 905-632-7138
                             E-MAIL: info@cfiei.ca
                                     -------------

        Copyright(C)2002 Canadian Farm & Industrial Equipment Institute.
                              All rights reserved.

SEND MAIL TO WEBMASTER WITH QUESTIONS OR COMMENTS ABOUT THIS WEBSITE. LAST MODIFIED: MARCH 13, 2002


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                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                            CNH Global N.V.



                                            By:  /s/ Debra E. Kuper
                                                ----------------------------
                                                     Debra E. Kuper
                                                     Assistant Secretary



March 20, 2002